August 21, 2014

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:      William H. Thompson
Accounting Branch Chief

Re:          Ellomay Capital Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 001-35284

Dear Mr. Thompson:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 11, 2014, regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (file number 001-35284) of Ellomay Capital Ltd. (the “Company” or “we”), filed with the Commission on March 31, 2014 (the “Form 20-F”).

For reference purposes the Staff’s comments have been reproduced herein in bold-face type and are immediately followed by the Company’s responses thereto.

Notes to the Consolidated Financial Statements as at December 31, 2013

Note 6 – Investee Companies, page F-24

D. Changes in investments, page F-28

1.
Please explain to us why your share of losses of investees accounted for at equity in the amount of $540,000 as disclosed on the statement of cash flows for 2013 is not $854,000 which is the amount determined based on your 40% ownership of Dori Energy and the loss for the year in the amount of $2,137,000.

Company’s response: We respectfully advise the Staff that the share of losses of investees accounted for at equity in the amount of $540,000 as disclosed on the statement of cash flows for 2013 is identical to the Company’s share of losses of investees accounted for at equity as it appears in its 2013 statement of profit or loss.

The difference between the $854,000, which is the amount determined based on our 40% ownership of Dori Energy Infrastructures Ltd. (hereinafter “Dori Energy”) multiplied by the loss for the year in the amount of $2,137,000 and the $540,000 reported, results from our elected accounting policy regarding the presentation of elimination of interest income on the long-term loans provided by us to Dori Energy (i.e. inter-company transactions).

Website: www.ellomay.com NYSE MKT LLC: ELLO

Section 3.5.460 of KPMG’s Insights into IFRS states with that respect the following:

“3.5.460 Elimination of interest income or expense

3.5.460.10   The elimination of interest income or expense arising on balances with equity-accounted investees is not specifically addressed in IFRS. The fact that many of the procedures appropriate for equity accounting are similar to consolidation procedures suggests that elimination should be performed (see 3.5.190). However, the examples of upstream and downstream transactions in the standard are sales of assets, which suggest that transactions that do not involve assets should not be eliminated. This is consistent with the fact that balances with equity-accounted investees are not eliminated (see 3.5.450).

3.5.460.15   In our view, in general an entity should choose an accounting policy, to be applied consistently, on whether to eliminate such transactions. The option selected by the entity affects only the presentation of comprehensive income, because it affects the split between finance costs and equity-accounted earnings. [IAS 28.26, 28]

3.5.460.20   As an exception, if one of the parties has capitalized the interest (see 4.6.10), then in our view the transaction should be eliminated. In this case, the transaction is viewed as an upstream or downstream transaction because it gives rise to an asset in the entity that has been charged the interest expense (see 3.5.430). [IAS 28.28]”

[Emphasis added]

As of December 31, 2012, the outstanding amount of loans we had provided to Dori Energy was $6,688,000 and during 2012 Dori Energy had capitalized all the interest cost in accordance with IAS 23 Borrowing Costs.

As of December 31, 2013, the outstanding amount of loans we had provided to Dori Energy was $12,732,000 and during 2013 Dori Energy had capitalized $649,000, while $314,000 had not been capitalized by Dori Energy.1

In accordance with the guidance provided by KPMG as set forth above with respect to capitalized interest, we eliminated the transaction. The interest cost deferred has been disclosed in Note 6D – Changes in investments to our Consolidated Financial Statements for the fiscal year ended December 31, 2013.  With respect to the presentation of interest that had not been capitalized by Dori Energy, we chose to eliminate the transaction as per our accounting policy, as discussed in KPMG’s guidance above (i.e. interest income has not been recognized and the share of losses in Dori Energy do not include the interest expenses). Thus, our share of losses decreased from $854,000 to $540,000 as reported in our financial statements (i.e. the difference is the $314,000 interest that was eliminated).

1 Please note that the deferred interest balance as of December 31, 2013, in Note 6B includes a related foreign currency translation adjustments in an insignificant amount of $75,000.

Website: www.ellomay.com NYSE MKT LLC: ELLO

We intend to provide in our future filings a disclosure in Note 6E(b) to our financial statements stating that the results of the investees is before the elimination of inter-company transactions.

F. Subsidiaries – Business combinations, page F-29

2.
We note the Veneto PV Plants were purchased under insolvency proceedings and you recorded a gain on bargain purchase in the amount of $10.2 million. Please provide us with a more specific and comprehensive discussion regarding the underlying reasons that led to the significant gain. Please ensure that you revise your disclosures in future filings to more fully discuss this matter. See paragraph B64(n)(ii) of IFRS 3. In addition, please tell us how you ensured that you correctly identified all assets acquired and liabilities assumed as set forth in paragraph 36 of IFRS 3.

Company’s response: As noted in Note 6 to our Consolidated Financial Statements for the fiscal year ended December 31, 2013, on June 26, 2013 we consummated the acquisition of two photovoltaic plants in the Veneto Region, Italy (hereinafter  the "Veneto PV Plants"). The final consideration paid for the Veneto PV Plants and the related licenses was approximately Euro 23.5 million (approximately $30.7 million).

The Veneto PV Plants were acquired from Solibra Solar Solutions GmbH (“Solibra”), a German company in insolvency proceedings. The German liquidator of Solibra arranged for a tender in which the Veneto PV Plants were offered for sale. To the best of our knowledge, the majority of the bids submitted did not meet the criteria set forth by the liquidator and there were only a few bids that were actually considered by the liquidator.

The factors that we believe contributed to the bargain purchase price were:

•	As noted above, the seller was in insolvency proceedings and was therefore under pressure to realize the assets and repay its creditors;

•
For various reasons, including the complexity of a cross-border transaction (with due diligence efforts required in both Italy and Germany), a limited number of bids were submitted, and only a few of those were actually considered;

•
One of the critical considerations upon which the liquidator selected the top proposals was the issue of funding, with preference provided to proposals that included full self-financing over proposals that including obtaining financing as a condition on the part of the bidder, and our bid was not conditioned on obtaining additional financial resources in order to fully fund the purchase price;

Website: www.ellomay.com NYSE MKT LLC: ELLO

•
The liquidator was interested in selling the two plants together, mainly due to the complexity of splitting the existing contracts between the two plants (insurance contracts, security, maintenance, etc.) and for reasons of efficiency and time constraints, and our bid entailed the purchase of both plants;

•
We were already familiar with the Veneto PV Plants due to our interest in acquiring them in the past, and therefore we could more easily complete the due diligence process and structure a bid that would be acceptable to the liquidator; and

•
Due to the limited number of bids considered by the liquidator, we were also able to enter into direct negotiations with the liquidator following the tender process, which eventually resulted in an additional price reduction as the liquidator believed a further reduction would contribute to the efficient consummation of the acquisition.

We believe that these factors, combined with our experience in the Italian photovoltaic field and our familiarity with the Veneto PV Plants, provided the liquidator with the assurance that the transaction, if executed with us, will be consummated swiftly and efficiently. Taking into account the liquidator’s interest in realizing the assets under receivership and advancing the insolvency proceedings, the liquidator was willing to sell the Veneto PV Plants to us at a bargain price.

We will include a more comprehensive discussion regarding the underlying reasons that led to the significant gain in future filings.

We respectfully advise the Staff that with respect to our application of IFRS 3 to the acquisition of the Vento PV Plants we considered the guidance provided in paragraphs 34 through 36 of IFRS 3. Therefore, before recognizing such bargain purchase gain, we reassessed whether we correctly identified all of the assets acquired and liabilities assumed. In our assessment, we considered all the contractual or legal rights and obligations of the Veneto PV Plants, the business model of the Veneto PV Plants and their value drivers, as well as the legal and regulatory environments in which the Veneto PV Plants operate. With the assistance of our legal and financial advisors, we also conducted a comprehensive due diligence process prior to the execution of the acquisition in order to make sure that any unrecorded liabilities, preacquisition contingencies etc. were properly identified, measured and recognized.

Furthermore, following our initial indications that such a bargain purchase gain might be recognized from the acquisition of the Veneto PV Plants, we engaged an independent international public accounting firm with recognized expertise in valuation services to assist us in the valuation of the identifiable assets and liabilities acquired.

In accordance with IFRS 3 Paragraph 36, we performed an extensive review for any unrecorded assets, liabilities, and contingencies. After identifying and valuing all assets and liabilities of the business, we concluded that recording a bargain purchase gain was appropriate and required under IFRS 3 paragraph 34.

Website: www.ellomay.com NYSE MKT LLC: ELLO

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-797-1111 or the Company’s counsel, Kenneth Schlesinger, at (212) 451-2252.

Sincerely, /s/ Kalia Weintraub Kalia Weintraub Chief Financial Officer

cc:           Donna Di Silvio, Staff Accountant – Securities and Exchange Commission

Website: www.ellomay.com NYSE MKT LLC: ELLO